October 31, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Majestic Silver Corp.
Form 40-F for the Year Ended December 31, 2013
Filed March 27, 2014
File No. 001-34984

Dear Ms. Jenkins:

On behalf of First Majestic Silver Corp. (the “Company”), this letter responds to your letter, dated September 17, 2014 (the “Comment Letter”), regarding the above-referenced Annual Report of the Company on Form 40-F for the Year Ended December 31, 2013 (the “Annual Report”), filed on March 27, 2014. The comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the Company’s response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The response of the Company is set forth in ordinary type beneath the comment of the Staff appearing in bold type.

Exhibit 99.1

Annual Information Form

Description of Business, Mineral Projects, Summary of Reserves and Resources, page 22

1.	We note your response to comment 1 from our letter dated August 14, 2014.

Additionally we noted your reference to internal reserve and resource estimates for the La Guitarra Silver mine. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves and resources for the La Guitarra Silver mine. The information requested includes, but is not limited to:

1.1.	Property and geological maps
1.2.	Description of your sampling and assay procedures
1.3.	Drill-hole maps showing drill intercepts
1.4.	Representative geologic cross-sections and drill logs
1.5.	Description and examples of your cut-off calculation procedures
1.6.	Cutoff grades used for each category of your reserves and resources
1.7.	Justification for the drill hole spacing used to classify and segregate proven and probable reserves
1.8.	A detailed description of your procedures for estimating reserves and resources
1.9.	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses
1.10.	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF file. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions on this request.

The Company has provided the requested information in PDF format, along with the contact information of the Company’s technical person, on a CD which has been forwarded via courier to Mr. John Coleman, Mining Engineer. We request that this information be returned in accordance with Rule 12b-4 of Regulation 12B.

Exhibit 99.2

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies, Mining Interests, page 4

2.

We note your response to comment 2 from our letter dated August 14, 2014. Please revise your proposed disclosure to use terminology other than reserves and resources in referring to the internal estimates used in the absence of NI 43-101 reserves and resources. Please also revise your disclosures to clarify the specific facts and circumstances under which you used other mineralized material, beyond proven and probable reserves and the portion of measured and indicated mineral resources considered to be highly probable to be economically extracted over the life of mine plan, in your depletion and amortization computations. Please briefly disclose the level of reliability associated with internal estimates of the other mineralized material. Please also disclose for each period presented the amount of additional depletion and amortization recorded due to your inclusion of this other mineralized material. Please provide us with your revised disclosures.

Historical reserves and resources estimates for La Guitarra prepared by Silvermex Resources Inc. prior to its acquisition by the Company included assumptions (as set out in the prior Technical Report dated January 29, 2010) that part of the mine would operate as an open pit operation. Management is of the opinion that there would be insurmountable permitting risks to the plan to operate an open pit at the La Guitarra mine due to its proximity to a popular recreation area in Mexico. Therefore, the historical estimates in the previous Technical Report were unrealistic and would be materially misleading as they overstate the life of mine and understate the related depletion if the Company were to utilize these reserve and resource estimates. As such, management decided to not rely on the previous Technical Report, and to rely on more conservative internal estimates of economically recoverable mineralized material prepared by the Company’s Qualified Persons.

The Company’s internal estimates of economically recoverable mineralized material for the Form 40-F relating to the fiscal year ended December 31, 2013 for the La Guitarra mine were prepared, reviewed and approved by the Company’s internal Qualified Persons, using the same industry standards as the Company’s other NI 43-101 compliant operating mines, however, the time and the resources were not yet available to provide a complete Technical Report prior to 2014. As noted in the information provided to your mining engineer in response to your comment 1 above, the Company expects its internal estimates of economically recoverable mineralized material to be converted into Reserves and Resources when the updated NI 43-101 Technical Report for La Guitarra is published. Therefore, management places a high level of reliability associated with its internal estimates of other mineralized material as presented in the Form 40-F for the year ended December 31, 2013.

The Company proposes to enhance its accounting policy disclosure for Mining Interests in future filings by including the additional underlined explanation to the existing policy description as follows:

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on proven and probable reserves and the portion of measured and indicated mineral resources considered to be highly probable to be economically extracted over the life of mine plan. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

For the years ended December 31, 2014 and 2013, economically recoverable reserve and resource estimates in accordance with NI 43-101 Technical Reports for the La Guitarra mine were not available due to a major revision to the mine plan. As a result, the Company developed an internal estimate of economically recoverable mineralized material at the La Guitarra mine based on management’s intended development plan. For the year ended December 31, 2014, actual depletion expense as reported by the Company for the La Guitarra mine based on internal estimates of mineralized material was $• million (2013 - $5.4 million); had the Company utilized historical reserves and resources estimates from the previously published NI 43-101 Technical Report for La Guitarra as prepared and published by Silvermex Resources Inc. on January 29, 2010, the depletion expense would have been $• million (2013 - $0.4 million).

The Company is planning on publishing an updated NI 43-101 Technical Report for the La Guitarra mine no later than March 31, 2015, using a cut-off date of December 31, 2014. As such, depletion expense in 2015 and future years will be based on NI 43-101 compliant reserves and resources estimates and there will be no differences in depletion expense going forward.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (604) 688-3033 or Stewart Muglich of Clark Wilson, LLP at (604) 687-5700.

Very truly yours,

/s/ Raymond Polman, CA

Raymond Polman, Chief Financial Officer

cc:

Jamie Kessel, Securities and Exchange Commission
Rufus Decker, Securities and Exchange Commission
Keith Neumeyer, President and Chief Executive Officer
Salvador Garcia, Chief Operating Officer
Ramon Mendoza, Vice President of Technical Services
Stewart Muglich, Clark Wilson, LLP

James Beeby, McCullough O’Connor Irwin, LLP Terry Neill, Deloitte LLP